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                                                                    Exhibit 99.1

[VIVENDI UNIVERSAL LOGO]


 PARIS COMMERCIAL COURT FINDS APPAC SUIT AGAINST VIVENDI UNIVERSAL INADMISSIBLE

Paris, June 21, 2004 - By its ruling handed down today, the Paris Commercial Court found inadmissible the case filed by APPAC, the individual shareholders' association, and Mr. Cornardeau on January 16, 2004. The legal action aimed to have Mr. Fourtou sentenced to pay Vivendi Universal (Paris Bourse: EX FP; NYSE:
V) the sum of E60 million in damages.

The Paris Commercial Court also rejected APPAC's and Mr. Cornardeau's request for a delay on the ruling. Vivendi Universal is pleased with this decision, which dismisses a request that is plainly without foundation since Mr. Messier had to renounce his Termination Agreement in December 2003 following the SEC's intervention. That renunciation brought to an end a series of legal actions brought by Vivendi Universal at the instigation of its chairman, Jean-Rene Fourtou, with a view to achieving this outcome.


MEDIA                                 INVESTOR RELATIONS
PARIS                                 PARIS
Antoine Lefort                        Daniel Scolan
+33 (0) 1 71 71 11 80                 +33 (0) 1 71 71 32 91
Agnes Vetillart                       Laurence Daniel
+33 (0) 1 71 71 30 82                 +33 (0) 1 71 71 12 33
Alain Delrieu
+33 (0) 1 71 71 10 86

NEW YORK                              NEW YORK
Flavie Lemarchand                     Eileen McLaughlin
+(212) 572 1118                       +(1) 212.572.8961